

June 8, 2012

Via E-mail
Kenneth R. Bull
Chief Financial Officer
Five Below, Inc.
1818 Market Street
Suite 1900
Philadelphia, PA 19103

>   **Re: Five Below, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 24, 2012 and**
>   **Responses dated May 23 and 30, 2012**
>   **File No. 333-180780**

Dear Mr. Bull:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment 9 in our letter dated May 16, 2012. Please revise your statement in the "Strategy" section on page 59 to state that based upon management's experience and industry knowledge, you believe that your "compelling value proposition and the dynamic nature of [y]our merchandise offering has fostered universal appeal . . . .", as you state on pages 1 and 56.

Management's Discussion and Analysis, page 38

Overview, page 38

2. We note your response to comment 25 in our letter dated May 16, 2012 and the related revisions to your disclosure. Please revise to explain what you mean when you refer to "minimum trade areas."

Cost of Goods Sold and Gross Profit, page 43

3. We read your response to comment 29 in our letter dated May 16, 2012 and re-issue our comment. Refer to your statement on page 44 which states, "[t]he increase in gross margin was primarily the result of a 102 and 64 basis point increase from buying and store occupancy expense, respectively, reducing as a percentage of sales." We are unclear about what you mean by this statement. Please revise to explain, in plain English, how the increase of the expense triggered an increase in gross margin.

Liquidity and Capital Resources, page 46

4. We note that you plan to make capital expenditures of approximately $20 million in fiscal 2012 and $23 million in fiscal 2013. Please describe the anticipated sources of funds necessary to fulfill these commitments. Refer to Item 303(a)(2)(i) of Regulation S-K.

Critical Accounting Policies and Estimates, page 51

Stock-Based Compensation, page 52

5. We read your response to comment 35 in your supplemental letter dated May 30, 2012. Please tell us and update your disclosure to indicate if a retrospective or contemporaneous valuation approach was taken with respect to each of your stock option and restricted stock grants you reference in your response. Further, please disclose the intrinsic value of the options outstanding at the latest practicable date based on your estimated IPO price.

Our Market Opportunity, page 59

Product Mix, page 59

6. We note your response to comment 37 in our letter dated May 16, 2012. To the extent that any particular item or category listed under the "Leisure," "Fashion and home", or "Party and snack" categories on page 60 accounted for more than 10% of your total consolidated revenues in any of the years presented, please disclose the percentage of total revenue contributed by such item or category, with a view towards

describing to investors your dependence on any particular category or set of items. Refer to Item 101(c)(1)(i) of Regulation S-K.

Executive Compensation, page 73

Annual Incentive Compensation, page 76

7. We note your response to comment 44 in our letter dated May 16, 2012. Please also disclose your fiscal 2011 Adjusted EBITDA prior to the adjustments made for consulting fees and the retrospective salary increases for Messrs. Schlessinger and Vellos, with a view towards disclosing to investors the impact of such adjustments.

Employee Benefit Plans, page 85

8. We note your response to comment 46 in our letter dated May 16, 2012. Please define the terms "cause" and "disability," as used in the Equity Incentive Plan, and the term "Extraordinary Event," as used in the Performance Bonus Plan, in this section instead of referring to the agreements in which they are contained.

Certain Relationships and Related Party Transactions, page 93

Option Cancellation Agreements, page 94

9. We note your response to comment 47 in our letter dated May 16, 2012. Please also disclose the value to Messrs. Schlessinger and Vellios, if any, of the Option Cancellation Agreements and resulting issuance of restricted and unrestricted stock. Refer to Item 404(a)(4) of Regulation S-K. Please also tell us how you accounted for the option cancellation, how you will account for the new awards, and whether you recorded a compensation charge in conjunction with the Option Cancellation Agreements.

Our Policies Regarding Related Party Transactions, page 95

10. We note your response to comment 48 in our letter dated May 16, 2012. In addition to the factors listed on page 95, please disclose whether the audit committee has established a standard governing the approval of the transactions you discuss in this section. For example, if the audit committee has determined that a transaction will be approved only if the audit committee determines that the transaction is commercially reasonable, or if the transaction is at least as favorable as that which could be obtained from an unrelated party, please disclose this fact.

Financial Statements, page F-1

Statements of Operations, page F-4

11. We read your response to comment 52 in our letter dated May 16, 2012 and your revised disclosures on pages 9 and 35-36. However, we cannot locate where you state you made conforming changes on pages F-4, F-27 and the related footnote (1) to give effect to the number of shares whose proceeds would to be used to repay your outstanding indebtedness under your new term loan facility. Please advise us or revise.

(9) Subsequent Events, page F-39

12. Please explain to us and disclose why the exercise price of your outstanding options was reduced by $0.70 and why you believe this adjustment will not impact your results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: John Duke, Esq.